OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

KokuaToken, Inc.

895 Holly Drive West
Annapolis, MD 21409

http://www.kokuatoken.com



26315 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 281,578* shares of Common Stock $106,999.64

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 26,315 shares of Common Stock $9,999.70

Company	KokuaToken, Inc.
Corporate Address	895 Holly Drive West, Annapolis, MD 21409
Description of Business	KokuaToken, Inc. is a sharing economy mobile software application that connects people in a peer to peer network so you can share household goods or services. Tokens are provided for free when you download the application and then people can earn more tokens for helping others.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.38
Minimum Investment Amount (per investor)	$152

The 10% Bonus for StartEngine Shareholders

KokuaToken, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.38 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $38. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

KokuaToken, Inc. is a sharing economy mobile software application that connects people in a peer to peer network so you can share household goods or services. Tokens are provided for free when you download the application and then people can earn more tokens for helping others. If someone wishes to obtain goods or services they can post what they are looking for and connect with people who can provide them with that good or service in exchange for tokens. The Tokens cannot be exchanged for currency they are simply a point system to track who is doing good things in the community for others. It creates an incentive for good deeds and a social accountability that is lacking in most communities. KokuaToken is a combination of a social networking platform and Craigslist. It will create accountability for doing well in your community and it is sustainable because the more we share as a society the less waste that is created.

In December of 2017 KokuaToken, LLC was created as a limited liability corporation in the state of Maryland. In April of 2018 it became clear that in order to raise equity capital KokuaToken would need to be a C-Corp. We have moved all the assets and liabilities over to KokuaToken, Inc. however the trademark application is still under KokuaToken, LLC so we cannot completely close that entity yet. Once the trademark has been issued for KokuaToken, LLC we can transfer the trademark to KokuaToken, Inc. and officially close down the KokuaToken, LLC entity.

The design for the KokuaToken App was completed in March of 2018 and for the past three months the team has been hard at work developing the App. Currently the App is in TestFlight with the Apple IOS Developer Program. The App is functional and the team is working through all the backend development to manage the token exchange and create the admin panel to manage usage. Currently the team expects to have the IOS version completed by August. Once the beta IOS version has been launched the development team will begin working on the Droid version of the App. The goal is to have the official launch of the App on IOS and Droid by October of 2018.

Sales, Supply Chain, & Customer Base

The application is planned to be launched in the fall of 2018 and sales will be created from advertising once the platform has a marketable number of users. The target customer base is anyone that has a smart phone and a need for goods and services. We are only providing the technology/platform for people to connect and the initial tokens that are released, there is no products or supply chain.

Competition

There are a number of peer to peer marketplace apps that allow people to obtain goods and services in exchange for money. KokuaToken is different because there is no exchange of currency. After your initial sign up the only way that you can obtain more tokens is by performing services or goods to others on the platform

Liabilities and Litigation

The company has signed a development agreement with Simpalm to create the software application in IOS for $35,000. KokutaToken has made the initial payment on this contract in an amount of $6,460 so there is $28,540 outstanding on the contact. KokuaToken can cancel this contract at any time without cause.

There has never been any ligation brought against KokuaToken.

The team

Officers and directors

Ben Plaisted	Founder, CEO and Director

Ben Plaisted
Ben is a career entrepreneur and has spent the last 17 years running successful real estate companies in Washington, DC. He also has a passion for communities and technology and has consistently integrated both into his approach to business. In 2016 Ben developed SpaceDriver and cloud based workplace auditing tool that allows companies to monitor their office space utilization. Through this process Ben became passionate about technology and desired to develop something with a global reach that could impact all of humanity. Ben founded KokuaToken with the mission to change the way that communities share goods and services. Ben has experience building and managing rapid growth businesses and has a drive and focus that will guarantee the success of KokuaToken. Ben currently works full-time as Executive VP of Savills Studley and has been employed there from 2011 to present. He currently works 35+ hours per week part-time on KokuaToken since its inception in 2018.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Intellectual Property** One of the Company's most valuable assets is its intellectual property and brand recognition. We are awaiting a trademark application for KokuaToken and expect to receive that before the official launch of the product. The Company intends to file additional patent applications and build its intellectual property portfolio as the development cycle of the application is developed and launched. However, even with such protections, it is possible that other companies may intend to infringe on our rights. The Company plans to aggressively protect these rights but such activity may require additional funds in the future.

- **Product Market Fit** The KokuaToken platform is a completely new product in a crowed field of peer to peer marketplaces and utility tokens. Regardless of any current perceptions of the marketplace, it is entirely possible that our product will not gain significant acceptance with any group of customers. There is no guarantee that the platform will ever reach a population sufficient enough to sustain profitability. This means that there is no guarantee the company will have enough capital to keep the company operating in the future.

- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the company to make a profit and still attract business. Without this, there is no guarantee the company will have enough capital to keep the company operating in the future.

- **Valuation Speculation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The valuation of the company should be understood as a speculative projection and not a guarantee.

- **Undercapitalization** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the

Company performing below expectations, which could adversely impact the value of your investment.

- **New Product** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than other similar products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. A few of the current competitors are Nextdoor, Thumbtack, and Craigslist.

- **Key Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Possible Liability** Our business will depend in part on the ability of our potential customers to access our platform at any time. Our platform is proprietary, and we will rely on the expertise of members of our software development teams for its performance. We may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within and acceptable period of time. If our platform is unavailable or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed. In addition, our infrastructure does not currently include the real-time mirroring of data. Therefore, in the event of any factors described above, or other failures of technologies our business may be adversely affected and harm our operating results.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Benjamin Plaisted, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 4,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 4,000,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Shares and any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock you will be a voting minority holder. You will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until October 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

KokuaToken currently has enough cash in the bank to develop the App and officially lunch the App on IOS in the App store by the end of 2018. This is based on current development contracts, marketing and other ancillary costs. Once the App is launched if there is no additional revenue for marketing the KokuaTeam is prepared to conduct grass roots marketing efforts. Also, the development team is focused on building virality into the App which could help increase downloads even when the marketing budget has been extinguished.

Financial Milestones

The company is investing for continued growth of the brand and development of the product , as is generating sizeable net income losses as a result. Management currently forecasts that loses will continue for 2018 and believes the company will generate positive net income beginning in 2019.

The initial goal of the KokuaToken team is to achieve a market viable product (MVP) with over 100,000 active users. The expectation is that by 1Q 2019 KokaToken will have over 100,000 active users and will focus any marketing efforts and increasing the Weekly Active Users (WAU) and Monthly Active Users (MAU). Since KokuaToken is a network effect App the more people that are actively using the App the more it will grow. We are forecasting that by 3Q 2019 KokuaToken will have over 500,000 active users at which time the team will begin to sell mobile advertisements for the App and implementing apple subscription service to use the platform at $4.99 per year.

The current forecast is that we will have enough momentum to start charging subscriptions in 2019. With 1M active users this will be 4.9M per year in revenue . We are not selling goods and services we are only providing a software platform for consumers to use so we will be able to keep expenses low. As the company grows we expect our expenses to increase as we gain more users and require more technical and customer support. Based on research the team is projecting that the expenses will be approximately $1.00 per user per year (1M users = $1M in expenses). The team is projecting that the total profit in 2019 (expenses per user minus subscription and add revenue) is expected to be $4.2M.   In 2020 the team expects to hit 2M active users this will generate 8.4M in annual profit.

Liquidity and Capital Resources

The founder has invested $30,000 in the company and the company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering it will allow the company to launch the software application on the iOS and Andriod platforms and have capital left over for marketing efforts. If the company can find product market fit it will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$1,520,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Nextdoor and Thumbtack, and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Minimum Investment	Maximum Investment
Total Proceeds	$ 10,000.00	$ 106,999.64
Less Offer Expenses		
Start Engine Fees 6%	$ 600.00	$ 6,419.98
Net Proceeds	$9,400.00	$ 100,579.66
Use of Net Proceeds		
R&D Production - 40%	$ 3,760.00	$ 40,231.86
Marketing - 20%	$ 1,880.00	$ 20,115.93
Working Capital - 40%	$ 3,760.00	$ 40,231.86

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $107,000 that we project we will need in 2018 and 2019 to build on our successful marketing efforts of the past year. Specifically, we intend to use the proceeds on the following:

Software Development: App development costs for iOS and Andriod platforms - $40, 231.86

Marketing: Advertising, promotions, sales, and strategic partnerships to extend the brand and product/service offerings, as well as to potentially create awareness towards generating additional or other sources of funding. - $20,115.93

Administration: Accounting, human resources, and general administrative costs. - $40, 231.86

Legal: law firms, and legal consultants - To be taken from working capital (administration costs) as necessary.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at kokuatoken.com in the investors section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KokuaToken, Inc.

[See attached]

I, Benjamin Plaisted, the CEO (Principal Executive Officers) of KokuaToken, LLC hereby certify that the financial statements of Kokua Token, LLC and notes thereto since Inception December 08, 2017 to December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

KokuaToken, LLC has not yet filed its federal tax return for 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 27, 2018.

 (Signature)

CEO (Title)

6/27/18 (Date)

KOKUA TOKEN, LLC

**FINANCIAL STATEMENTS
(UNAUDITED)
FROM INCEPTION (DECEMBER 08, 2017) to DECEMBER 31, 2017**

Kokua Token, LLC
Index to Financial Statements
(unaudited)

KOKUA TOKEN, LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2017
(unaudited)

Assets	
Current Assets:	
Cash	$ 28,540
Total Current Assets	28,540
Non-Current Assets	
Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	28,540
Liabilities and Equity	
Current Liabilities	
Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	-
Non-Current Liabilities	
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	-
Stockholders' Equity	
Members Investment	28,540
Retained Earnings	-
Total Stockholders' Equity	28,540
Total Liabilities and Stockholders' Equity	$ 28,540

KOKUA TOKEN, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIODS DECEMBER 8, 2017 TO DECEMBER 31, 2017
(unaudited)

Revenue	$ -
Cost of Sales	-
Gross Profit	
Operating Expenses-	
General and Administrative	-
Total Operating Expenses	
Net Income	$ -

	Members Contribution		Retained	Members'
	Shares	Amount	Earnings	Equity
December 11, 2017	-	$ -	$ -	$ -
Members' Contribution	-	28,540	-	28,540
Net Income	-	-	-	-
December 31, 2017	-	$28,540	$ -	$ 28,540

KOKUA TOKEN, LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS DECEMBER 8, 2017 TO DECEMBER 31, 2017
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	-
Net Cash Used in Operating Activities	$	-
Cash Flows From Financing Activities		
Members' Contribution	$	28,540
Net Cash Received From Financing Activities		
Increase in Cash and Cash Equivalents		28,540
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	28,540
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

Kokua Token,, LLC was formed on December 8, 2017 ("Inception") in the State of Maryland. The balance sheet of Kokua Token, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Annapolis, Maryland.

Kokua Token, Inc. is a sharing economy mobile software application that connects people in a peer to peer network so you can share household goods or services. Tokens are provided for free when you download the application and then people can earn more tokens for helping others. If someone wishes to obtain goods or services they can post what they are looking for and connect with people who can provide them with that good or service in exchange for tokens. The Tokens cannot be exchanged for currency they are simply a point system to track who is doing good things in the community for others. It creates an incentive for good deeds and a social accountability that is lacking in most communities. Kokua Token is a combination of a social networking platform and Craigslist. It will create accountability for doing well in your command it is sustainable because the more we share as a society the less waste that is created.

Kokua Token, LLC has a Maryland Limited Liability company, organized on December 8, 2017.

- Kokua Token, LLC has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to Kokua Token, Inc.
- Kokua Token, Inc., a Delaware corporation, incorporated April 17, 2018

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling advertising through the software application transactions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company does not have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The company is not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Kokua Token, LLC
Ben Plaisted- 100 Units

Kokua Token, Inc

On April 17, 2018, the Company authorized 10,000,000 shares of 0.00001 par value common stock, of which 4,000,0000 issued and outstanding, providing value of $40.

NOTE 6 – RELATED PARTY TRANSACTIONS
There are no related party transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through June 27, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KokuaToken is pending **StartEngine Approval.**

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Investors

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Raised of $10K - $107K goal

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KokuaToken

Join the sharing economy revolution

● Small OPO   🏠 Annapolis, MD   🏷 Consumer Internet
⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Digital Marketplace for Good Deeds and Good People

Invest in Kokua Token

We believe there is a universal human need to obtain goods and services on a daily basis. This is why sites like Craigslist are successful platforms of exchange. Craigslist has over 60 million users posting over 200 million adds per month. Now, imagine a way we can do this – trade common household goods, services, and beyond – **without using actual money.**

Our team at Kokua will bring forth **KokuaToken**, an alternative way to exchange items and services. KokuaToken will combine **the unlimited reach of social media** with **the utility of Craigslis**t and is **the social impact contradiction to all current "me-based" social media platforms**.

Using the **KokuaToken app**, people will be able to easily connect with others nearby and obtain necessary items and services that they need. In return, they'll be able to transfer KokuaTokens to the person that is helping them and then that person can then use those KokuaTokens to obtain goods and services for themselves.*

KokuaToken will create one of the first online communities for good deeds and good people. It will be the ultimate pay-it-forward, peer-to-peer software application. **By rewarding good deeds with KokuaTokens**, there is no longer a need to feel like you are in debt to friends or neighbors who help you out.





Disclaimer: KokuaToken is a utility token and therefore cannot be purchased or exchanged for monetary currency. KokuaToken is not a cryptocurrency and does not use blockchain technology.

Development Stage

Development Stage

The KokuaToken team spent over 4 months designing the App and it has now been in the development phase with the engineering team for 3 months. Currently the App is in TestFlight in the Apple IOS Developer Program and we expect to have the IOS version completed by August. Once the beta IOS version has been launched the development team will begin working on the Droid version of the App. The goal is to have the official launch of the App on IOS and Droid by October of 2018.

The Offering

$0.38 / share of Common Stock | When you invest you are betting the company's future value will exceed $1.6M.

Minimum investment of $152.00 / 400 shares

 This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Kokua is a Hawaiian term that means "to be of help to others". KokuaToken allows you to reward the person who helps you by giving them KokuaTokens for their good deed. They can then use those tokens to obtain goods or services for themselves.

Why Invest in KokuaToken?

Our Social Mission

In the midst of the recent negative news on the corrupt nature of social media, we believe that KokuaToken will distinguish itself as a community impact based social media platform that **focuses on goodness instead of greed.**

KokuaToken embodies three culturally significant values: **sustainability, kindheartedness, and accountability**. We seek investors who share these values with us and are willing to invest in a social media service that **is based on the good in others** instead of oneself.



Market Traction

The market for **mobile-based social media platforms** like the KokuaToken app is growing everyday. Every second, 11 people join social media for the first time. And **mobile apps** account for 70% of the time spent on social media.

(Source)





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KokuaToken is part of the sharing economy, which is also on a rapid rise. A report by the Brookings Institution states that the increase of revenues in the sharing economy will surpass that of the traditional rental services in the next decade.

(Source)

Our Target Audience: Millennials



The population of the millennial generation is larger than the baby boomer generation, being the **biggest in US history**. KokuaToken targets **millennials** who are **active on social media** and **care about sustainability**.

(Source)

The usage of **social media** is being led by millennials. For instance, a study estimates that 71% of Americans that are 18 to 24 year-old use Instagram and 45% on Twitter. **88% of 18 to 29 year-olds are on some form of social media.**

(Source)

In addition, millenials are known to care about consuming **socially conscious** and sustainable consuming services. In a Nielsen global online study (2015), **72% of 15 to 20 year-olds stated that they are willing to pay more for services from companies committed on positive social and environmental impact.**

(Source)

Verizon
10:20 PM
Smith Jackson
Smith Jackson
Lorem ipsum dolor sit er elit lamet, consectetaur cillium adipisicing pecu, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua.
27 Sep 2017, 5:37 PM
Smith Jackson
Lorem ipsum dolor sit er elit lamet, consectetaur cillium adipisicing pecu, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua. Lorem ipsum dolor sit er elit lamet, consectetaur cillium adipisicing pecu, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua.

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Our Revenue Model

Although we will launch KokuaToken as a free service to gain initial traction, we plan to sell annual subscriptions down the road once the momentum picks up. We plan to charge approximately $2.99 annually for the **app subscription**. This would mean **$5 million in annual revenue for 2 million users**. We will also sell **advertisements** as an additional stream of revenue.

KokuaToken

KokuaToken is **an *open* and *transparent* online marketplace that anyone with an iOS or Android device can participate in**. There is no limit to what can be traded and for how many tokens. The individuals have full control on the content and value of the goods and services.

How it Works



Download



Obtains Goods or Services



Provide Goods or Services

Download the App and receive 50 free KokuaTokens.

Post on the App what you are looking for and then transfer your KokuaTokens to others to obtain goods and services.

Respond to a posting for a good or service that you can provide to others and obtain more KokuaTokens.

Goods

- **Home Improvement** (ex: borrow a ladder, a power drill, or a power washer)
- **Sports Gear** (ex: borrow a snowboard, a surfboard, or a bike)
- **Household Items** (ex: borrow a tent, a blender, or a cooking pot)

Services

- **Handyman** (ex: assemble furniture, do yardwork, or shovel snow)
- **Cleaning/Moving** (ex: removing junk, cleaning a house, or moving a piano)
- **Specialty Help** (ex: math tutoring, computer help, or volunteer for a non-profit)



Why Use KokuaToken?





Verizon
10:22 PM
Jason Smith
Arlington,VA
Date Joined january 1st 2017
Last Transaction : 01/23/2017
15 Transactions
120 Connections
400 KT Balance
30 Post Views
Smith Jackson
Need Party Tent
Lorem ipsum dolor sit er elit lamet, consectetaur cillium adipisicing pecu, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua.
1 hr ago
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Sustainable Sharing

Buying things that you use infrequently is wasteful, costs money, and takes up space.



Kindheartedly Social

KokuaToken is the feel-good contradiction to all current "me-based" social media platforms.



Accountability

If you have a high Kokua rating and a full wallet of KokuaTokens, then you are providing value to your community, and others will know it.

How to Get KokuaTokens














Posting Incentive

If you "post" about a good or service you need or can offer, you will be rewarded with two free KokuaTokens.

Promotions

If you post on promotional days we will match the KokuaTokens transferred to increase the app's utilization.

Referral Promotions

If you refer a friend to join KokuaToken, you will get 20 free tokens.

Performing Good Deeds

You can always perform a service or provide a good to someone on the network to receive more.

Other Promotion Programs



Our Kokua team is currently working on various programs to further promote volunteerism and attract app users. Below are a few initiatives currently being developed, and we seek to establish many more partnerships in the future.

Partnership with Non-Profit Organizations: Promoting Volunteering

A non-profit **(501C3) organization** can apply for a membership, where Kokua will provide the organization with KokuaTokens to promote volunteerism. For example, giving blood or participating in charity race can result in 10 KokuaTokens per participant. KokuaToken can also provide analytics to the non-profit on the demographics of their volunteers.

Partnership with schools: Promoting Civic Responsibility

Schools can also apply for memberships. KokuaToken will provide participating schools with a lump sum of KokuaTokens. The school can then offer these tokens to students who are doing good civic deeds and/or participating in approved volunteer programs.

Invest in KokuaToken Today

KokuaToken helps track and reward those who are helping others. It is the ultimate pay-it-forward, peer-to-peer software application. Be a KokuaToken investor to join the movement of **creating one of the first online communities for good deeds and good people.**



KokuaToken is

Team of industry experts and advisors is

Explainer video is complete and Social media Campaign is

App is launched on TestFlight

App launch on iOS and Anroid



founded

October 2017

November 2017

KokuaToken Trademark is filed

assembled

December 2017

January 2018

Agreement is signed with App development partner

launched

February 2018

March 2018

Development - Initial App design files complete

for beta testing

May 2018

June 2018

Launched on StartEngine

Now YOU can own a part of our company!

Kokua App Launch (Anticipated)

October 2018

Meet Our Team



Ben Plaisted

Founder, CEO and Director

Ben is a career entrepreneur and has spent the last 17 years running successful real estate companies in Washington, DC. He also has a passion for communities and technology and has consistently integrated both into his approach to business. In 2016 Ben developed SpaceDriver and cloud based workplace auditing tool that allows companies to monitor their office space utilization. Through this process Ben became passionate about technology and desired to develop something with a global reach that could impact all of humanity. Ben founded KokuaToken with the mission to change the way that communities share goods and services. Ben has experience building and managing rapid growth businesses and has a drive and focus that will guarantee the success of KokuaToken. Ben currently works full-time as Executive VP of Savills Studley and has been employed there from 2011 to present. He currently works 35+ hours per week part-time on KokuaToken since its inception in 2018.



Margeaux Plaisted

Communications Advisor

Margeaux has worked in politics at every level for the past 15 + years and knows how important it is to promote something you believe in. As a working mother of young children, Margeaux is excited to be a part of something that is putting good into a world focused on selfies and "fame for doing nothing." She sees KokuaToken as a refreshing alternative by creating a community that rewards good deeds and incentivizes volunteerism.



Stephanie Plaisted

Millennial Expert & Social Media Manager

It's no surprise that our social media manager is young, trendy, and has the finger swipe of a magician. Steph brings expert knowledge on the social media world. Her knowledge on social trends and what's hot keeps us on our A-game. It's this fresh perspective that makes Steph such an asset to our team.



Piyush Jain

Technology Advisor

Piyush is the founder and CEO of Simpalm, a mobile app and web development company. He founded Simpalm in 2009 and have grown it to be a expert mobile and web solution company. With a PhD from Johns Hopkins and strong background in technology and entrepreneurship, Piyush understands how to solve problems using technology.



Balraj Randhaw

Technology Advisor

Balraj has an engineering degree in Electcial and Communications Engineering from Punjabi University. He with startups to develop mobile apps on iPhone, iPad, Android, HTML5 and other mobile platforms.He helps clients from requirements, design, development and testing of mobile application development cycle to deliver the robust solution.



Robert Klinck

Legal Advisor

Robert "Bobby" Klinck is the founder of Klinck LLC. He is an intellectual property attorney who focuses on helping entrepreneurs, startups, and innovators harness their intellectual property. He is the founder of Klinck LLC. He received his J.D. cum laude from Harvard Law School

Offering Summary

Maximum 281,578* shares of Common Stock $106,999.64

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 26,315 shares of Common Stock $9,999.70

Company	KokuaToken, Inc.
Corporate Address	895 Holly Drive West, Annapolis, MD 21409
Description of Business	KokuaToken, Inc. is a sharing economy mobile software application that connects people in a peer to peer network so you can share household goods or services. Tokens are provided for free when you download the application and then people can earn more tokens for helping others.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.38
Minimum Investment Amount (per investor)	$152

The 10% Bonus for StartEngine Shareholders

KokuaToken, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.38 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $38. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings


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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


Updates

Follow KokuaToken to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

00:00 Sometimes you need to use something that

00:02 you don't want to buy or you need help

00:05 around the house but don't know who to

00:06 ask or how to repay them take John and

00:10 Emily they're hosting a party but it's

00:12 going to be a washout

00:15 hold on says John it's Kokua time a

00:19 peer-to-peer social networking

00:21 marketplace Kokua token rewards those

00:24 who are helping others by exchanging a

00:26 universal utility token Kokua token

00:29 luckily John has been helping his

00:31 neighbors by walking their dog while

00:33 they were out of town to reward John

00:35 they've transferred 10 Kokua tokens to

00:37 his Kokua wallet John now transfers two

00:40 of his Kokua tokens to one of his

00:42 neighbors so that he can follow their

00:44 party tent for the day the party's on

00:46 thanks to Kokua

00:48 an online community for good deeds and

00:50 good people download the app receive 50

00:53 free Kokua tokens

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.